Quest Capital Corp.
Consolidated Financial Statements
June 30, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

Quest Capital Corp.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
(Unaudited)

	June 30, 2007	Restated December 31, 2006	Restated June 30, 2006
Assets
Cash and cash equivalents	$26,163	$9,506	$50,352
Marketable securities	3,621	1,865	720
Loans (note 5)	240,055	269,522	191,281
Investments	12,646	9,980	11,827
Future tax asset	9,000	14,500	8,016
Restricted cash	2,279	2,568	2,667
Prepaid and other receivables	356	686	739
Resource and capital assets	416	477	573
Other assets	1,262	1,253	1,716
	$295,798	$310,357	$267,891
Liabilities
Accounts payable and accrued liabilities	$3,606	$4,290	$4,454
Income taxes payable	1,829	2,981	4,421
Dividend payable	-	-	4,313
Deferred interest and loan fees	-	4,620	2,277
Future income taxes	1,212	1,326	1,269
Asset retirement obligation	840	1,011	1,253
Debt payable (note 6)	-	22,000	-
	7,487	36,228	17,987
Shareholders’ Equity
Share capital (note 7)	203,590	202,513	199,558
Contributed capital (note 7)	6,673	6,479	7,053
Accumulated other comprehensive income	5,232	2,138	2,189
Retained earnings	72,816	62,999	41,104
	288,311	274,129	249,904
	$295,798	$310,357	$267,891

Contingencies and commitments (note 10)

Approved by the Board of Directors

“Bob Buchan” Director	“Brian E. Bayley” Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
Six months ended June 30, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Retained earnings - Beginning of period – as originally reported	$69,080	$34,535	$62,999	$26,507
Adoption of financial instruments standards (note 4)	-	-	1,591	-
As restated	69,080	34,535	64,590	26,507
Net earnings for the period	7,366	10,882	14,755	18,910
Dividends	(3,630)	(4,313)	(6,529)	(4,313)
Retained earnings – End of period	$72,816	$41,104	$72,816	$41,104

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the six months ended June 30, 2007 and 2006
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Interest and related fees	$10,106	$7,415	$20,913	$13,213
Non-interest income
Management and finder’s fees	416	1,197	1,142	2,448
Marketable securities and other trading gains	819	1,932	1,860	3,670
Realized gains, net of writedowns of investments	2,759	4,776	3,875	7,732
Other income	20	-	20	16
	4,014	7,905	6,897	13,866
Total interest and non-interest income	14,120	15,320	27,810	27,079
Interest on debt	(18)	-	(248)	-
Provision for losses net of recovery	-	(233)	-	(233)
	14,102	15,087	27,562	26,846
Expenses and other
Salaries and benefits	1,018	703	1,917	1,371
Bonuses	1,393	2,058	2,743	3,658
Stock-based compensation	366	145	566	281
Office and other	357	309	671	507
Legal and professional services	352	283	712	750
Regulatory and shareholder relations	150	43	421	307
Directors’ fees	44	73	110	161
Sales tax	(344)	-	306
Foreign exchange loss	32	36	51	35
Other expenses relating to resource properties	(1)	(227)	15	(203)
	3,367	3,423	7,512	6,867
Earnings before income taxes	10,735	11,664	20,050	19,979
Provision for income taxes (note 8)	3,369	782	5,295	1,069
Net earnings for the period	$7,366	$10,882	$14,755	$18,910
Earnings per share
Basic	$0.05	$0.08	$0.10	$0.14
Fully diluted	$0.05	$0.08	$0.10	$0.14
Weighted average number of shares outstanding
Basic	145,118,549	139,111,608	145,037,733	131,172,854
Fully diluted	148,718,138	142,406,737	148,735,913	134,381,687

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income
For the six months ended June 30, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months ended June 30, 2007	Six Months Ended June 30, 2007
Net earnings for the period	$7,366	$14,755
Other comprehensive income, net of tax
Unrealized gains on translating financial statements of self-sustaining foreign operations	109	118
Unrealized gains (losses) on available-for-sale financial assets arising during the period	(178)	1,784
Reclassification adjustment for gains recorded included in net income	(1,061)	(1,040)
Other comprehensive income	(1,130)	862
Comprehensive income	$6,236	$15,617

Accumulated other comprehensive income – Beginning of period (note 4)		$2,138
Adoption of financial instruments standards (note 4)		2,232
Other comprehensive income for the period		862
Accumulated other comprehensive income – End of period		$5,232

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the six months ended June 30, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Cash flows from operating activities
Net earnings for the period	$7,366	$10,882	$14,755	$18,910
Items not affecting cash:
Future tax asset	3,554	(1,516)	5,233	(1,528)
Stock-based compensation	366	145	566	281
Provision for losses	-	386	-	386
Amortization of deferred interest and loan fees	(2,691)	(1,347)	(4,523)	(2,292)
Marketable securities and other assets trading gains	(819)	(1,932)	(1,860)	(3,670)
Realized gains, net of writedowns of investments	(2,759)	(4,776)	(3,875)	(7,732)
Other	61	(190)	105	(129)
Other assets and investments received as finder’s fees	-	(103)	-	(497)
Deferred interest and loans fees received	1,069	1,226	1,295	2,458
Activity in marketable securities held for trading
Purchases	(752)	(1,454)	(2,437)	(2,011)
Proceeds on sales	2,079	3,961	4,989	7,005
Expenditures for reclamation and closure	(62)	(20)	(117)	(613)
Changes in prepaid and other receivables	(36)	(72)	328	(21)
Changes in accounts payables and accrued liabilities	(2,162)	(776)	(651)	275
Changes in income taxes payable	(212)	2,531	(985)	2,531
	5,002	6,945	12,823	13,353
Cash flows from financing activities
Proceeds from shares issued	275	47,367	704	60,667
Dividend payment	(3,630)	-	(6,529)	(3,518)
Proceeds from debt	-	-	8,000	-
Repayment of debt	-	-	(30,000)	-
	(3,355)	47,367	(27,825)	57,149
Cash flows from investing activities
Net (increase) decrease in loans	10,279	(31,537)	25,904	(67,115)
Activity in investments available for sale
Proceeds on sales	4,574	8,119	5,876	14,339
Purchases	-	(328)	-	(606)
Change in restricted cash	103	1,001	74	(522)
Proceeds on sale of resource and fixed assets	-	346	-	346
Expenditures on resource and fixed assets	(7)	(58)	(13)	(71)
Net other assets acquired	-	(275)	-	(275)
	14,949	(22,732)	31,841	(53,904)
Foreign exchange gain (loss) on cash held in a foreign subsidiary	(176)	(11)	(182)	15
Increase in cash and cash equivalents	16,420	31,569	16,657	16,163
Cash and cash equivalents - Beginning of period	9,743	18,783	9,506	33,739
Cash and cash equivalents - End of period	$26,163	$50,352	$26,163	$50,352

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
Six months ended June 30, 2007
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

1.	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings.  The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2.	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the Company’s 2006 audited annual financial statements and notes.

3.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements, except as noted below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Property.

4.	Change in accounting policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were: marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary, loans were stated net of an allowance for credit losses on loans in default and other assets were valued at lower of cost and net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income.  Loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loans are netted against the loans’ cost and are recognized in net earnings using the effective interest rate method.  Investments and marketable securities are recorded in the consolidated balance sheet at fair value.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities are recorded in earnings and changes in the fair value of investments have been reported in other comprehensive income.  The transitional adjustments in respect of these standards have been made to opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income as at January 1, 2007.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million, currency translation adjustment decreased by $2.1 million and accumulated other comprehensive income increased by $4.3 million.  These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million.  These  adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

5.	Loans

a)
Loans are repayable over various terms up to 24 months from June 30, 2007, and bear interest at a fixed rate of between 8.75% and 18% before commitment and other fees. Marketable securities, real property, real estate, corporate or personal guarantees generally are pledged as collateral.  At June 30, 2007, the loan portfolio was comprised of 88% real estate mortgages, 10% in the resource sectors and 2% in other sectors.  At June 30, 2007, the real estate mortgages were located as follows: 51% in British Columbia, 37% in Alberta, 10% in Ontario and 2% in other; and, 84% were first mortgages and 16% were second mortgages.  As at June 30, 2007, the Company’s loan portfolio consisted of 48 loans.

As at June 30, 2007, 61% of the Company’s loan portfolio is due within a year.  The Company had approximately $23.0 million of loans in default as a result of certain principal and/or interest payments being in arrears as at June 30, 2007.  The Company does not have a provision for loan losses.  The Company monitors the repayment ability of borrowers and the value of underlying collateral.  In determining the provision for possible loan losses, management considers the length of time the loan has been in arrears, the overall financial strength of borrowers and the residual value of collateral pledged.  The Company expects to collect the full carrying value of its loan portfolio.  As at June 30, 2007, the Company had 4 loans in default.

Subsequent to the second quarter, $4.7 million of loans in default were repaid, reducing the number of loans in default from four to two.

b)	The Company has recorded changes in the allowance for loan losses as follows:

2007
Balance - Beginning of period	$586
Add:
Specific provision for the period	-
Less:
Loan write-offs	(586)
Balance - End of period	$-

c)
At June 30, 2007, the Company has entered into agreements to advance funds up to $25.2 million.  Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.

6.	Debt facility

In March 2007, the Company entered into a collateralized revolving debt facility with the Bank of Nova Scotia for up to $25 million.  The facility bears interest at prime or bankers acceptance notes plus 1.25%.

7.	Share capital

a)	Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)	Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening balance – January 1, 2007	144,842,628	$202,513
Issued on exercise of stock options	270,000	505
Issued on exercise of compensation options	86,850	200
Transfer of fair value on exercise of stock options	-	372
Ending balance – June 30, 2007	145,199,478	$203,590

c)	Compensation options issued and outstanding

	Number of options	Exercise price per share	Expiry date
Common shares
Opening balance – January 1, 2007	-	-
Issued pursuant to a equity placement	1,085,775	$2.30	August 23, 2007
Issued pursuant to a equity placement	48,000	2.30	October 26, 2007
	1,133,775

Exercised	(86,850)	2.30
Ending balance – June 30, 2007	1,046,925

d)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the six months ended June 30, 2007, the change in stock options outstanding was as follows:

	Number of shares	Weighted average share price
Common shares
Opening balance	8,981,333	$2.01
Granted	2,370,000	3.15
Exercised	(270,000)	1.87
Expired or cancelled	(75,000)	2.88
Closing balance	11,006,333	$2.26
Options exercisable	8,633,285	$2.04

The following table summarizes information about stock options outstanding and exercisable at June 30, 2007:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.81	113,333	0.31	0.81	113,333	0.81
$1.40 to $2.29	6,873,000	1.64	1.94	6,873,000	1.94
$2.30 to $3.19	3,100,000	3.99	2.75	1,539,040	2.54
$3.20 to $3.23	920,000	4.82	3.22	107,912	3.22
	11,006,333	2.55	2.26	8,633,285	2.04

e)	Contributed capital

Opening balance	$6,479
Stock-based compensation	566
Fair value of stock options exercised	(372)
Ending balance	$6,673

The fair values of options granted during the six months ended June 30, 2007 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	4.03%
Expected life of options	3.0 years
Expected stock price volatility	35%
Expected dividend yield	2.62%
Weighted average fair value of options	$0.76

8.	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provisions for income taxes consists of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Current
Canada	$31	$2,298	$129	$2,597
Total current expenses	31	2,298	129	2,597

Future
Canada	3,338	(1,516)	5,166	(1,528)
Total future recovery	3,338	(1,516)	5,166	(1,528)
Total provision for income taxes	$3,369	$782	$5,295	$1,069

9.	Related party transactions

a)	For the six months ended June 30, 2007, the Company received $nil (2006 - $551,000) in interest and fees from related parties by virtue of having certain directors and officers in common.

b)
For the six months ended June 30, 2007, the Company received $348,000 (2006 - $612,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $455,000 of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

c)
For the six months ended June 30, 2007, the Company received $40,000 (2006 - $28,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)
Marketable securities and investments include $12,008,000 (December 31, 2006 - $9,143,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2007, the Company recorded a gain on disposal of securities of $2,156,000 (2006 - $9,005,000) from parties related by virtue of having certain directors and officers in common.

e)	Included in accounts payable at June 30, 2007 is $2,375,000 due to employees, consultants and officers for bonuses.

10.	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation (a predecessor company) and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim.  No provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to earnings in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2007	$305
2008	$753
2009	$753
2010	$676
2011	$437
2012	$401

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

11.	Segmented information

The Company has primarily one operating segment, which is financial services.  The Company’s geographic location is Canada.

12.	Supplemental cash flow information

Non-cash financing and investing activities

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Marketable securities and investments received as loan fees	$1,554	$(75)	$2,171	$400